As filed with the Securities and Exchange Commission on August 27, 2009
                                                    Registration No. 333 - 14196
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                                GRUPO TMM, S.A.B.
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                       N/A
                   (Translation of issuer's name into English)

                                -----------------

                              United Mexican States
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              CT Corporation System
                         111 Eighth Avenue (13th Floor)
                            New York, New York 10011
                                 (212) 894-8800
  (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
         Roman A. Bninski, Esq.                      Herman H. Raspe, Esq.
       Jeffrey N. Ostrager, Esq.              Patterson Belknap Webb & Tyler LLP
Curtis, Mallet-Prevost, Colt & Mosle LLP          1133 Avenue of the Americas
            101 Park Avenue                        New York, New York 10036
     New York, New York 10178-0061

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                                                   CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
              Title of Each Class of              Amount to be      Proposed Maximum          Proposed Maximum         Amount of
           Securities to be Registered             Registered  Aggregate Price Per Unit* Aggregate Offering Price** Registration Fee
------------------------------------------------- ------------ ------------------------- -------------------------- ----------------
American Depositary Shares, each representing         N/A                 N/A                       N/A                   N/A
five (5) Certificados de Participacion
Ordinarios, each representing financial interests
in five (5) fully paid Nominative Common Shares
(formerly called Series A Shares) of Grupo TMM,
S.A.B.
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Post Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.            DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (15)
              securities                                           and (16).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14) and (15).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (12);
              soliciting materials                                 Reverse of Receipt - Paragraph (16) and (18).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (17).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22), (23) and (24)
              agreement                                            (no provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (12) and (18).
              transfer books of the Depositary and the list of
              holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), and (9).

       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (5);
                                                                   Reverse of Receipt - Paragraphs (20) and (21).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (7).
              indirectly on holders of ADSs

Item 2.       AVAILABLE INFORMATION                                Face of Receipt - Paragraph (12).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement for CPOs filed as Exhibit
      (a)(i) to this Post Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Amendment No. 1 to Deposit Agreement for CPOs, by and among Grupo TMM, S.A.B. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of the American Depositary Shares issued thereunder and all Beneficial Owners from time to time of American Depositary Shares ("Amendment No. 1"). -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Deposit Agreement for CPOs, dated as of December 26, 2001, by and among the Company, the Depositary, and all Holders from time to time of the American Depositary Shares issued thereunder and all Beneficial Owners from time to time of American Depositary Shares ("Deposit Agreement"). -- Filed herewith as Exhibit (a)(ii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- None.

      (e) Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of December 26, 2001, as proposed to be amended by Amendment No. 1 to Deposit Agreement for CPOs, by and among Grupo TMM, S.A.B., Citibank, N.A., as depositary, and all Holders from time to time of the American Depositary Shares issues thereunder and all Beneficial Owners from time to time of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 27th day of August, 2009.

                                    Legal entity created by the Deposit
                                    Agreement for CPOs, as proposed to be
                                    amended, for the issuance of American
                                    Depositary Shares, each American Depositary
                                    Share representing five (5) Certificados de
                                    Participacion Ordinarios, each representing financial interests in five (5) fully paid Nominative Common Shares of Grupo TMM, S.A.B.


                                    CITIBANK, N.A., solely in its capacity as Depositary

                                    By: /s/ Richard Etienne
                                        ----------------------------------------
                                        Name:  Richard Etienne
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on August 27, 2009.


                                    GRUPO TMM, S.A.B.

                                    By: /s/ Fernando Sanchez Ugarte
                                        ----------------------------------------
                                        Name:  Fernando Sanchez Ugarte
                                        Title: President

      Pursuant to the requirements of the Securities ct of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jose F. Serrano Segovia                                                     /s/ Sergio Chedraui Eguia
---------------------------                                                     -------------------------
Name:  Jose F. Serrano Segovia                                                  Name:  Sergio Chedraui Eguia
Title:  Director, Chairman of the Board                                         Title:  Director
and Chief Executive Officer                                                     Date:  August 27, 2009
(Principal Executive Officer)
Date:  August 27, 2009


                                                                                /s/ Jose Luis Avalos del Moral
------------------------------                                                  ------------------------------
Name:  Ramon Serrano Segovia                                                    Name:  Jose Luis Avalos del Moral
Title:  Director and First Vice-Chairman of the Board                           Title:  Director
Date:  August __, 2009                                                          Date:  August 27, 2009


/s/ Maria Josefa Serrano Segovia                                                /s/ Fernando Sanchez Ugarte
--------------------------------                                                ---------------------------
Name:  Maria Josefa Serrano Segovia                                             Name:  Fernando Sanchez Ugarte
Title:  Director and Second Vice-Chairman of the Board                          Title:  President
Date:  August 27, 2009                                                          Date:  August 27, 2009


                                                                                /s/ Jacinto Marina Cortes
------------------------------                                                  -------------------------
Name:  Jose Luis Salas Cacho                                                    Name:  Jacinto Marina Cortes
Title:  Director                                                                Title:  Chief Financial Officer
Date:  August __, 2009                                                          (Principal Financial Officer)
                                                                                Date:  August 27, 2009


/s/ Ignacio Rodriguez Rocha                                                     /s/ Carlos Pedro Aguilar Mendez
---------------------------                                                     -------------------------------
Name:  Ignacio Rodriguez Rocha                                                  Name:  Carlos Pedro Aguilar Mendez
Title:  Director                                                                Title:  Corporate Administrative Director
Date:  August 27, 2009                                                          (Principal Accounting Officer)
                                                                                Date:  August 27, 2009


                                                                                Puglisi & Associates,
------------------------------                                                  as Authorized U.S. Representative
Name:  Lorenzo Cue Sanchez Navarro
Title:  Director                                                                By: /s/ Donald J. Puglisi
August __, 2009                                                                     ------------------------------
                                                                                    Name: Donald J. Puglisi
                                                                                    Title: Managing Director
                                                                                    Date:  August 27, 2009
------------------------------
Name:  Luis Martinez Arguello
Title:  Director
Date:  August __, 2009

                                Index to Exhibits

                                                                   Sequentially
Exhibit    Document                                                Numbered Page
-------    --------                                                -------------
(a)(i)     Form of Amendment No. 1 to Deposit Agreement for CPOs
(a)(ii)    Deposit Agreement for CPOs